March 11, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Joanna Lam
Karl Hiller Sean Donahue Laura Nicholson H. Roger Schwall

Re:

SEC Comment Letter dated February 26, 2009

Green Mountain Coffee Roasters, Inc.

Form 10-K for the fiscal year ended September 27, 2008

Form 10-Q for the thirteen weeks ended December 27, 2008

Definitive Proxy Statement on Schedule 14A filed January 26, 2009

File No. 005-58801

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated February 26, 2009 that pertain to the Company’s Form 10-K for the year ended September 27, 2008, filed with the Commission on December 11, 2008; the Company’s Form 10-Q for the thirteen weeks ended December 27, 2008, filed with the Commission on February 5, 2009; and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on January 26, 2009.

For reference purposes, the Staff’s comments as reflected in the letter dated February 26, 2009 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the fiscal year ended September 27, 2008

Item 1A. Risk Factors

1.	We note your disclosure at page 11 that the loss of one or more of your major customers or retailers could materially harm your business. Please identify such customers or retailers, or advise us why such disclosure is not required. See Item 101(c)(vii) of Regulation S-K.

RESPONSE TO COMMENT 1

The Company notes that Item 101(c)(vii) of Regulation S-K requires disclosure of the names of significant customers representing ten percent or more of the Company’s consolidated net revenues. As of September 27, 2008, the Company did not have any customers or retailers that met this definition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2.	You sometimes refer to two or more sources as components that contributed to a material change. For example, for fiscal 2008 you state that the increase in sales from the Keurig segment was primarily due to higher K-Cup and brewer sales, and royalty income from the sale of K-Cups from all licensed roasters. Please quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

RESPONSE TO COMMENT 2

In future filings, the Company will separately disclose quantitative elements when necessary for an understanding of material changes. The following is an example of the Company’s revised disclosure (using fiscal 2008 data) for future filings:

Keurig

Fiscal 2008

Net sales for the Keurig segment were $253.6 million in fiscal 2008 (including $39.2 million of inter-company brewer sales and royalty revenue), an increase of over 88% compared to fiscal 2007. The increase in sales was primarily due to higher K-Cup sales of approximately $53 million which increased 159% over the prior year as well as an increase in brewer and accessories sales of approximately $44 million or 65% over the prior year. In addition, royalty income from the sale of K-Cups from all licensed roasters increased approximately $22 million or 63% over fiscal 2007.

Quantitative and Qualitative Disclosures about Market Risk, page 34

3.	We note that you have disclosed some information about your commodity purchase contracts, although it appears that additional information would be necessary to comply with one of the disclosure alternatives outlined in Item 305(a) of Regulation S-X.

Please advise us of the alternative that you wish to utilize and submit the additional disclosures that you would provide to satisfy this requirement. It would also be helpful to understand from your disclosure how the quantities associated with the various contracts compare to your expectations of annual requirements for the coming year; and how the per pound pricing compares to your historical experience and expectations.

Further, we see a need for disclosure pursuant to Items 305(a)(2) and (3), clarifying to the extent to which you are exposed to changes in prices due to the absence of contractual arrangements, also addressing changes in the positions associated with the contractual amounts presently disclosed for the current and preceding years.

RESPONSE TO COMMENT 3

The Company has reviewed Item 305(a) of Regulation S-X noting the alternatives available for disclosure regarding our commodity purchase contracts. Historically, the Company has presented information regarding the market risk of sensitive instruments using sensitivity analysis as described by Item 305(a)(1)(ii)(A) and (B). We agree the disclosure of this information was inadvertently omitted from our Form 10-K for the fiscal year ended September 27, 2008. This disclosure was not applicable for Form 10-K for the fiscal year ended September 29, 2007, as the Company held no futures contracts.

In future filings, the Company will comply with the disclosure requirements of Item 305(a) of Regulation S-X. The following is an example of a revised disclosure from the Company’s Form 10-K for the fiscal year ended September 27, 2008 incorporating the required additional disclosures (changes are in bold):

At September 27, 2008, we held outstanding futures contracts covering 1,162,500 pounds of coffee. If we were to terminate these contracts on September 27, 2008, we estimate that we would incur a loss of $39,000, gross of tax, which represented the fair market value on such date. The average settlement price used to calculate the fair value of the contracts outstanding was $1.41 per pound as compared to the weighted average “c” price of $1.37 at September 27, 2008. If the settlement price were to drop on average by 10%, the loss incurred in fiscal 2009 will be approximately $160,000, gross of tax. However, this loss, if realized, would be offset by lower costs of coffee purchased during fiscal 2009.

The Company believes that the percentage of our expected annual green coffee requirements covered by futures contracts is competitively sensitive information, as it is a significant component of our cost structure, and therefore, declines to provide such disclosure. However, please note that the Company provides historical green coffee volume information on page 5 of its Form 10-K for the fiscal year ended September 27, 2008, under Green Coffee Cost and Supply.

The Company believes the disclosures pursuant to Items 305(a)(2) and (3) are presented in our Form 10-K for the fiscal year ended September 27, 2008. In regard to Item 305(a)(2), please note that on page 35, under Commodity Price Risks, the Company disclosed that it generally contracts for coffee purchase requirements three to nine months prior to delivery to protect itself from commodity price fluctuations. Additionally, the Company believes that fluctuations in commodity prices can generally be passed through to customers when there is sufficient time to implement such pricing changes. Because our strategy is to fix green coffee prices in the short term, the Company believes it has the flexibility to implement necessary pricing changes. Therefore, at any given time, there is minimal risk that the Company is exposed to significant commodity market risk due to the absence of contractual agreements. In future filings, the Company will provide additional disclosure to enhance the understanding of the risk associated with commodity contracts. Further, please note the related disclosure on page 5 of the Form 10-K for the fiscal year ended September 27, 2008 under Green Coffee Cost and Supply that provides similar disclosure regarding the Company’s commodity risks.

In regard to Item 305(a)(3), on page 35, under Commodity Price Risks, the Company disclosed its purchase commitments of $73.2 million and $43.7 million, at September 27, 2008 and September 29, 2007, respectively, and futures contracts covering 1.2 million pounds at the end of 2008 and no futures contracts at the end of 2007. The increase in purchase commitments in fiscal 2008 over fiscal 2007 was primarily due to higher requirements for the first two quarters in fiscal 2009 as compared to fiscal 2008. In future filings, the Company will provide additional disclosure, similar to the above, to identify significant changes in purchase commitments and futures contracts.

Financial Statements

Statements of Changes in Stockholders’ Equity, page F-5

4.	We note your disclosure in Note 3 about your stock split, indicating that you have adjusted all share and per share data in the report accordingly. However, it appears that you have not adjusted your treasury stock for the three-for-one stock split, effected on July 27, 2007. We would ordinarily expect all share and per share reference in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

RESPONSE TO COMMENT 4

As stated in Note 3 of Form 10-K for the fiscal year ended September 27, 2008, the Company disclosed that the stock split was authorized only for its outstanding shares of common stock. Accordingly, the treasury shares were properly excluded from the three-for-one stock split adjustment. The Company believes the Statement of Changes in Stockholders’ Equity is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

Form 10-Q for the thirteen weeks ended December 27, 2008

Controls and Procedures

5.	We note your statement that management concluded that your disclosure controls and procedures are effective “…to make known to them in a timely fashion material information related to the Company required to be filed in this report.” This disclosure implies a limitation on the scope of your conclusion.

If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as express in Rule 13a-15(e) of Regulation 13A, i.e. “…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” It would also be helpful to clarify the date as of which your disclosure controls and procedures are either effective or not effective, which we expect would coincide with the date of your evaluation.

Please advise us of the disclosure that would be pertinent to your quarterly filing and necessary to comply with the requirements of Item 307 or Regulation S-K.

RESPONSE TO COMMENT 5

In future filings, the Company will revise its disclosure in response to Item 307 of Regulation S-K and Rule 13a-15(e) of Regulation 13A. The following is an example of the Company’s revised disclosure for future filings based on the evaluation conducted in connection with the Company’s Form 10-Q for the thirteen weeks ended December 27, 2008:

As of December 27, 2008, the Company’s management with the participation of its Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) are effective.

Definitive Proxy Statement on Schedule 14A filed January 26, 2009

6.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

RESPONSE TO COMMENT 6

The Company confirms that it will comply with the following comments in all future filings. Please see the comments below for examples of the disclosures we intend to use in future filings.

Compensation Discussion and Analysis, page 12

Compensation Paid to Our Named Executive Officers, page 14

Annual Incentives, page 16

7.	We note your disclosure that in connection with your short-term incentive plan, individual performance is determined based on actual executive performance versus the pre-established individual goals set at the beginning of the year. If material, please disclose such individual goals for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE TO COMMENT 7

The goals for each of the named executive officers varied by individual depending on the circumstances, the role of such executive and the Company’s business needs. These individual goals included such things as: organizational development, integration planning and execution, succession planning, development and execution of key strategic initiatives, process improvements, capacity expansion, and the like. However, the Company believes that more detailed disclosure of these goals would require the disclosure of competitively sensitive information and therefore believes that its existing disclosure regarding how difficult it was or will be for the executive to achieve the undisclosed goals, target levels or other factors provides investors with the necessary information on which investors may assess the Company’s compensation practices and decisions. For example, the Company paid at least 92% for the individual component of the annual incentive plan and that the compensation committee designs the individual goals with the intent that they will result in some level of achievement, but so that it will be difficult to obtain 100% achievement. We further disclosed that in fiscal 2007, the compensation committee awarded achievement levels between 70% and 100%. The Company will continue to evaluate any performance goals or targets that it may use to determine if they are material and, if so, whether they involve confidential commercial or financial information, the disclosure of which would result in competitive harm.

Grants of Plan-Based Awards in 2008, page 22

8.	We note your disclosure at page 16 that under your short-term incentive plan there is a threshold level that must be attained to achieve any payout in connection with the financial target and that such threshold would have resulted in a 20% achievement of the financial target. Please explain to us why the table at page 22 does not disclose estimated future payouts in connection with meeting such threshold.

RESPONSE TO COMMENT 8

In future filings, the Company will revise its disclosure in the Grants of Plan-Based Awards table to conform with the disclosure in its Compensation Discussion and Analysis by including the estimated payout at the 20% level for each named executive officer in the “Threshold” column of the page 22 table. The following is an example (using fiscal 2008 data) of what our disclosure will include in future filings. Changes to the current disclosure are highlighted in bold.

The following table provides information on potential payouts under our non-equity incentive plan and equity grants to our named executives in fiscal 2008.

Name of Executive	Grant date	Estimated future payouts under non-equity incentive plan awards ($)			All other option awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Options Awards ($ per share)	Full Grant Date Fair Value of Stock and Option Awards ($) (2)
		Threshold (3)	Target	Maximum
Lawrence J. Blanford	3/13/08	86,000	575,000	791,000	64,700	27.37	$836,000
Kathryn S. Brooks	3/13/08	13,000	88,000	120,000	9,700	27.37	$125,000
Nicholas Lazaris	3/13/08	29,000	196,000	269,000	19,100	27.37	$247,000
R. Scott McCreary	3/13/08	18,000	119,000	164,000	15,500	27.37	$200,000
Frances G. Rathke	3/13/08	22,000	147,000	202,000	17,200	27.37	$222,000
Stephen Sabol	3/13/08	6,000	43,000	59,000	8,000	27.37	$103,000
Robert P. Stiller	3/13/08	—	—	—	7,400	27.37	$96,000

(1)	All option grants in fiscal 2008 were made under the Company’s Amended and Restated 2006 Incentive Plan and vest and become exercisable ratably in four equal annual installments beginning on the first anniversary of the grant date.
(2)	This column shows the full grant date value of stock options, as calculated using the Black-Scholes model. For information on the valuation assumptions, please refer to notes 2 and 13 of the Company’s financial statements in the form 10-K for the year ended September 27, 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	Under a certain level of financial performance ($433.3 million of sales and $36.9 million in operating profit for fiscal 2008), there is no payout under the annual incentive plan.

Non-Management Directors’ Compensation in Fiscal 2008, page 24

9.	Please disclose by footnote to the option awards column of your director compensation table the grant date fair value, computed in accordance with FAS 123R, of each option award granted during your last completed fiscal year. See the Instruction to Item 402(k)(2)(iii) and (iv).

RESPONSE TO COMMENT 9

In future filings, the Company will add the FAS123R grant date fair value of options granted in the current fiscal year to directors to a footnote to the option awards column.

As an example of disclosure in future filings, the following provides updated footnote information for footnote 3 to the “Directors’ compensation in fiscal 2008” table on page 24, with changes highlighted in bold:

(3) In fiscal 2008, the Company granted ten-year non-statutory options to purchase 4,400 shares each to Messrs. Davis, del Vecchio, Mardy, and Moran, and to Ms. Miller and Ms. Carlini. All of these options are exercisable at $27.37 per share and vest over four years. The SFAS 123R grant date fair value of each of these option awards is approximately $57,000.

Non-Management Directors’ Compensation in Fiscal 2008, page 24

10.	Please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of your directors. See the Instruction to Item 402(k)(2)(iii) and (iv).

RESPONSE TO COMMENT 10

In future filings, the Company will disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end held by each of our directors, in a format similar to the one used in the outstanding equity awards table used for the named executive officers on page 23.

*    *    *    *    *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke
Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.